Exhibit 5.1

December 9, 2013

Meritage Homes Corporation

17851 North 85th Street

Suite 300

Scottsdale, Arizona 85255

Each of the subsidiaries of Meritage Homes Corporation listed on Schedule I attached hereto

c/o Meritage Homes Corporation

17851 North 85th Street

Suite 300

Scottsdale, Arizona 85255

Re:	Exchange Offer relating to the additional 7.15% Senior Notes due 2020

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4, including amendments and exhibits thereto (the “Registration Statement”), for the proposed offer to exchange (the “Exchange Offer”) by Meritage Homes Corporation, a Maryland corporation (the “Company”), and each of the subsidiary guarantors listed on Schedule I attached hereto (collectively, the “Guarantors”), up to an aggregate of $100 million in principal amount of its 7.15% Senior Notes due 2020 that have been registered under the Securities Act of 1933, as amended (the “Securities Act” and such notes, the “Exchange Notes”), for a like principal amount of its new unregistered 7.15% Senior Notes due 2020 (the “New Notes”) and the guarantees by the Guarantors of the Exchange Notes. The New Notes were issued, and the Exchange Notes are issuable, pursuant to an Indenture, dated April 13, 2010, by and among the Company, the Guarantors and Wells Fargo Bank, National Association, as successor Trustee to HSBC Bank USA, National Association, as supplemented (the “Indenture”).

Based on the foregoing, and subject to the qualifications and limitations set forth herein, we advise you that:

1. The Exchange Notes, assuming the due authorization, execution, authentication and delivery thereof by the Trustee, when delivered by the Company in accordance with the terms of the Indenture and in exchange for New Notes as contemplated in the Registration Statement, will be valid and legally binding obligations of the Company, entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms.

Meritage Homes Corporation

December 9, 2013

2. The guarantees by the Guarantors to be endorsed on the Exchange Notes, assuming the due authorization, execution, authentication and delivery of the Exchange Notes by the Trustee, when the Exchange Notes are issued and delivered by the Company in accordance with the terms of the Indenture and as contemplated in the Registration Statement, will be valid and legally binding obligations of the Guarantors enforceable against each of them in accordance with their terms.

In rendering this opinion, we have reviewed and relied upon the Indenture, the New Notes, the form of Exchange Notes and such documents, records and other instruments of the Company and the Guarantors as we have deemed necessary.

The opinions set forth above are subject to the following qualifications:

(i) The opinions are subject to and may be limited by (a) applicable bankruptcy, insolvency, liquidation, fraudulent conveyance or transfer, moratorium, reorganization or other similar laws affecting creditors’ rights generally; (b) general equitable principles and rules of law governing specific performance, estoppel, waiver, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in a proceeding at law or in equity), and the discretion of any court before which a proceeding may be brought; (c) duties and standards of good faith, reasonableness and fair dealing imposed on creditors and parties to contracts; (d) the limitation in certain circumstances of provisions imposing liquidated damages, usury limitations or increases in interest rates upon delinquency in payment or the occurrence of a default; and (e) a court determination that any fees payable pursuant to a provision requiring the payment of attorneys’ fees is reasonable.

(ii) We have assumed: (a) the genuineness of the signatures and the authenticity of documents submitted to us as originals, and the conformity to originals of all documents submitted to us as certified or photostatic copies; (b) that such documents accurately describe the mutual understanding of the parties as to all matters contained therein and that no other agreements or undertakings exist between the parties that would affect the documents relating to the transactions contemplated by such documents and agreements; (c) the due authorization, execution, and delivery of the documents discussed herein by all parties thereto except the Company and the Guarantors, that such documents will be valid and legally binding upon, and enforceable in accordance with their terms against, all parties thereto except the Company and the Guarantors, and that the execution, delivery and performance of such documents by parties other than the Company and the Guarantors will not violate any provision of any charter document, law, rule, regulation, judgment, order, decree, agreement or other document binding upon or applicable to such other parties or their respective assets; (d) the accuracy, completeness and genuineness of all representations and certifications made to or obtained by us, including those of public officials; (e) the accuracy and completeness of records of the Company and the Guarantors; and (f) that no fraud or dishonesty exists with respect to any matters relevant to our opinions.

Meritage Homes Corporation

December 9, 2013

(iii) We express no opinion regarding compliance by the Company or any Guarantor with any financial covenants required to be maintained by them under any agreement or document, or as to the financial ability of the Company or any Guarantors to meet its obligations under the documents described herein.

(iv) This opinion letter is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated.

We hereby consent to the filing of the opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement.

Very truly yours,

/s/ Snell & Wilmer L.L.P.

SCHEDULE I

Subsidiary Guarantors

Meritage Paseo Crossing, LLC

Meritage Paseo Construction, LLC

Meritage Homes of Arizona, Inc.

Meritage Homes Construction, Inc.

Meritage Homes of California, Inc.

Meritage Homes of Nevada, Inc.

Meritage Holdings, L.L.C.

Meritage Homes of Texas Holding, Inc.

Meritage Homes of Texas Joint Venture Holding Company, LLC

Meritage Homes of Texas, LLC

Meritage Homes Operating Company, LLC

MTH-Cavalier, LLC

MTH Golf, LLC

Meritage Homes of Colorado, Inc.

Meritage Homes of Florida, Inc.

California Urban Homes, LLC

WW Project Seller, LLC

Meritage Homes of the Carolinas, Inc.

Carefree Title Agency, Inc.

M&M Fort Meyers Holdings, LLC

Meritage Homes of Florida Realty LLC

Meritage Homes of Tennessee, Inc.